UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 12, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated February 12, 2014 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months and year ended December 31, 2013. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months and year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: February 12, 2014	By:	/s/ Ian Webber
Ian Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2013

LONDON, ENGLAND — February 12, 2014 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and year ended December 31, 2013.

Fourth Quarter and Year To Date Highlights

•	Reported revenue of $36.1 million for the fourth quarter 2013. Revenue for the year ended December 31, 2013 was $143.2 million

•	Reported net income of $7.9 million for the fourth quarter 2013, including a $2.5 million non-cash interest rate derivative mark-to-market gain. For the year ended December 31, 2013, net income was $32.5 million, after a $14.3 million non-cash mark-to-market gain

•	Generated $22.9 million of Adjusted EBITDA(1) for the fourth quarter 2013. Adjusted EBITDA for the year ended December 31, 2013 was $91.5 million

•	Excluding the non-cash mark-to-market items, normalized net income(1) was $5.4 million for the fourth quarter 2013 and $18.2 million for the year ended December 31, 2013

•	Repaid $17.9 million of debt during the fourth quarter 2013 for a total repayment of $232.8 million since the fourth quarter 2009

•	Agreed with lenders to extend the existing loan-to-value waiver until May 1, 2015

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In the fourth quarter of 2013, we once again benefitted from our strong contract coverage, which resulted in fleet utilization of more than 99% and Adjusted EBITDA of $22.9 million. Our stable cashflow generation enabled us to further de-lever our balance sheet during the fourth quarter, repaying debt in the amount of $17.9 million. For the full year 2013, fleet utilization was also in excess of 99%, generating Adjusted EBITDA of $91.5 million and resulting in debt repayment of $59.3 million for the year and a total debt repayment of $232.8 million since the fourth quarter of 2009. The ratio of net secured debt to 2013 Adjusted EBITDA is now 3.7 times.”

Mr. Webber continued, “We enter 2014 well positioned to continue to benefit from our strong contracted revenue stream and remain insulated from asset value volatility as a result of our recent loan-to-value waiver extension. As our strong, predictable cashflows allow us to continue strengthening our balance sheet through additional debt repayment, we remain committed to a refinancing on favorable terms to increase our financial and strategic flexibility and enhance shareholder value.”

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SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended December 31, 2013	Three months ended December 31, 2012	12 months ended December 31, 2013	12 months ended December 31, 2012

Revenue	36,056	36,168	143,212	153,205
Operating Income	12,806	13,249	51,160	61,832
Net Income	7,892	8,121	32,518	31,928
Adjusted EBITDA (1)	22,901	23,315	91,545	102,175
Normalized Net Income (1)	5,421	3,471	18,216	22,203

(1)	Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release under “Reconciliation of Non-U.S. GAAP Financial Measures.”

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate long-term time charters of $36.1 million in the three months ended December 31, 2013, down $0.1 million on revenue of $36.2 million for the comparative period in 2012 due mainly to reduced revenue for two vessels following charter renewals in second quarter 2013 at lower rates, offset by less offhire from reduced levels of planned drydocking. There were 1,564 ownership days in the quarter, the same as the comparable period in 2012. There was only one day unplanned offhire in the three months ended December 31, 2013, giving utilization of 99.9%. In the comparable period of 2012, there were 16 days offhire, of which 10 were for planned drydockings, for utilization of 99.0%.

For the year ended December 31, 2013, revenue was $143.2 million, down $10.0 million on revenue of

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$153.2 million in the comparative period, mainly due to lower revenue from charter renewals and 17 fewer ownership days as 2012 was a leap year, offset by 70 days less offhire, mainly from reduced levels of planned drydockings.

The table below shows fleet utilization for the three months and years ended December 31, 2013 and 2012 and for the years ended December 31, 2011, 2010 and 2009.

	Three months ended		Year ended
Days	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009

Ownership days	1,564	1,564	6,205	6,222	6,205	6,205	5,968
Planned offhire - scheduled drydock	0	(10)	(21)	(82)	(95)	0	(32)
Unplanned offhire	(1)	(6)	(7)	(16)	(11)	(3)	(42)

Operating days	1,563	1,548	6,177	6,124	6,099	6,202	5,894

Utilization	99.9%	99.0%	99.5%	98.4%	98.3%	99.9%	98.8%

Two vessels were drydocked in 2013, both in the first quarter. One further vessel underwent its first special survey, in the fourth quarter, whilst afloat including an underwater inspection in lieu of a drydocking and as a result, the next scheduled inspection in a drydock for regulatory purposes is postponed to November 2016. Two drydockings for regulatory purposes are scheduled for 2014 and none for 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.7 million for the three months ended December 31, 2013. The average cost per ownership day in the quarter was $7,511, up $148 per day or 2.0% on $7,363 for the comparative period, with increased costs for repairs and maintenance offset by lower crew and lubricating oil costs.

For the year ended December 31, 2013, vessel operating expenses were $46.0 million, or an average of $7,421 per day, compared to $45.6 million in the comparative period, or $7,327 per day. The increase of $94 per day, or 1.3%, is mainly due to increased costs for crew and repairs.

Depreciation

Depreciation for the three months ended December 31, 2013 was $10.1 million, the same as for the comparative period.

Depreciation for the year ended December 31, 2013 was $40.4 million, up $0.1 million on the comparative period.

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General and Administrative Costs

General and administrative costs were $1.5 million in the three months ended December 31, 2013, the same as in the fourth quarter of 2012.

For the year ended December 31, 2013, general and administrative costs were $6.0 million, compared to $5.8 million for 2012.

Other Operating Income

Other operating income in the three months ended December 31, 2013 was $0.1 million, the same as for the fourth quarter 2012.

For the year ended December 31, 2013, other operating income was $0.4 million, compared to $0.3 million for the year to December 31, 2012.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $22.9 million for the three months ended December 31, 2013, down from $23.3 million for the three months ended December 31, 2012.

Adjusted EBITDA for the year ended December 31, 2013 was $91.5 million, compared to $102.2 million for the comparative period.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended December 31, 2013 was $4.5 million. The Company’s borrowings under its credit facility averaged $384.3 million during the three months ended December 31, 2013. There were $45.0 million of mandatorily redeemable preferred shares throughout the period, giving total average borrowings through the three months ended December 31, 2013 of $429.3 million. Interest expense in the comparative period in 2012 was $5.1 million on average borrowings, including the preferred shares, of $481.7 million.

For the year ended December 31, 2013, interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $18.8 million. The Company’s borrowings under its credit facility and including the $45.0 million preferred shares, averaged $450.1 million during the year ended December 31, 2013. Interest expense for the year ended December 31, 2012 was $21.2 million based on average borrowings in that period, including the preferred shares, of $509.6 million.

Interest income for the three months and years ended December 31, 2013 and 2012 was not material.

Effect of Interest Rate Derivatives

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. The Company’s derivative hedging instruments gave a realized loss of $2.9 million in the three months ended December 31, 2013 for settlement of swaps in the period, as current LIBOR rates are lower than the average fixed rates. This loss is $1.8 million lower than the $4.7 million in the three months ended December 31, 2012, as $253 million of derivatives expired in March 2013. A further $50 million of derivatives expired on

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November 29, 2013. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account as an unrealized gain or loss. There was a $2.5 million unrealized gain in the three months ended December 31, 2013 for revaluation of the balance sheet position given current LIBOR and movements in the forward curve for interest rates. This compares to an unrealized gain of $4.7 million in the three months ended December 31, 2012.

For the year ended December 31, 2013, the realized loss from hedges was $14.0 million and the unrealized gain was $14.3 million. This compares to a realized loss of $18.4 million and an unrealized gain of $9.7 million in the year ended December 31, 2012.

At December 31, 2013, interest rate derivatives totaled $277.0 million against floating rate debt of $411.3 million, including the preferred shares. The total mark-to-market unrealized loss recognized as a liability on the balance sheet at December 31, 2013 was $21.3 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three months ended December 31, 2013 was $34,000, compared to $38,000 in the fourth quarter of 2012.

Taxation for the year ended December 31, 2013 was $97,000, compared to $128,000 for the comparative period in 2012.

Net Income

Net income for the three months ended December 31, 2013 was $7.9 million after $2.5 million non-cash interest rate derivative mark-to-market gain. For the three months ended December 31, 2012, net income was $8.1 million after the $4.7 million non-cash interest rate derivative mark-to-market gain. Normalized net income, which excludes the effect of the non-cash interest rate derivative mark-to-market gains and losses, was $5.4 million for the three months ended December 31, 2013 and $3.5 million for the three months ended December 31, 2012.

Net income was $32.5 million for the year ended December 31, 2013 after a $14.3 million non-cash interest rate derivative mark-to-market gain. For the year ended December 31, 2012, net income was $31.9 million after a $9.7 million non-cash interest rate derivative mark-to-market gain. Normalized net income was $18.2 million for the year ended December 31, 2013 and $22.2 million for the year ended December 31, 2012.

Credit Facility

The container shipping industry has been experiencing a significant cyclical downturn. As a consequence, there has been a continued decline in charter free market values of containerships since mid-2012. While the Company’s stable business model largely insulates it from volatility in the freight and charter markets, a covenant in the credit facility with respect to the Leverage Ratio, which is the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels, causes the Company to be sensitive to significant declines in vessel values. Under the terms of the credit facility, the Leverage Ratio cannot exceed 75%. The Leverage Ratio has little impact on the Company’s operating performance, as cash flows are largely predictable under its business model.

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In anticipation of the scheduled test of the Leverage Ratio as at November 30, 2012, when the Company expected that the Leverage Ratio would be between 75% and 90%, the Company agreed with its lenders to waive the requirement to perform the Leverage Ratio test until December 1, 2014. Under the terms of the waiver, the fixed interest margin to be paid over LIBOR increased to 3.75%, prepayments became based on cash flow rather than a fixed amount of $10 million per quarter, and dividends on common shares cannot be paid. On February 10, 2014 this waiver was extended, on the same terms, such that the next scheduled test is May 1, 2015.

In the three months ended December 31, 2013, a total of $17.9 million of debt was repaid, leaving a balance outstanding of $366.4 million.

Dividend

Global Ship Lease is not currently able to pay a dividend on common shares under the terms of the credit facility waiver.

Fleet

The following table provides information, as at December 31, 2013, about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion	4,113	1997	Dec 2007	0.3	March 31, 2014	7,000
Ville d’Aquarius	4,113	1996	Dec 2007	0.3	March 31, 2014	7,000
CMA CGM Matisse	2,262	1999	Dec 2007	3.0	Sept 21, 2016	18,465
CMA CGM Utrillo	2,262	1999	Dec 2007	3.0	Sept 12, 2016	18,465
Delmas Keta	2,207	2003	Dec 2007	4.0	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	4.0	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	4.0	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	4.0	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	Dec 2007	3.0	Sept 20, 2016	18,465
CMA CGM Manet	2,272	2001	Dec 2007	3.0	Sept 7, 2016	18,465
CMA CGM Alcazar	5,089	2007	Jan 2008	7.0	Oct 19, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	7.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	12.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	9.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	9.0	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	9.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	7.7	May 28, 2021	34,000

(1)	Twenty-foot Equivalent Units.
(2)	As at December 31, 2013. Plus or minus 90 days at charterer’s option

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On January 31, 2014 the Company received notice from CMA CGM that it had reserved its right to redeliver Ville d’Orion and Ville d’Aquarius between April 1 and April 15, 2014 on the expiration of the existing charters. If we are not able to agree on an extension to these charters with CMA CGM, depending on market conditions, we may seek to employ these vessels with another charterer, lay them up or effect a sale. We will continue to evaluate these alternates.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended December 31, 2013 today, Wednesday, February 12, 2014 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (855) 427-4394 or (484) 756-4259; Passcode: 82257170

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, February 26, 2014 at (855) 859-2056 or (404) 537-3406. Enter the code 82257170 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2012 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at December 31, 2013 of 9.8 years. All of the current vessels are fixed on charters to CMA CGM with an average remaining term of 6.5 years on a weighted basis, or 7.3 years excluding the two spot vessels.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before interest income and expense including

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amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

	Three months ended Dec 31, 2013	Three months ended Dec 31, 2012	Year ended Dec 31, 2013	Year ended Dec 31, 2012

Net income	7,892	8,121	32,518	31,928

Adjust: Depreciation	10,095	10,066	40,385	40,343
Interest income	(10)	(14)	(44)	(79)
Interest expense	4,483	5,091	18,846	21,178
Realized loss on interest rate derivatives	2,878	4,663	14,045	18,402
Unrealized (gain) on interest rate derivatives	(2,471)	(4,650)	(14,302)	(9,725)
Income tax	34	38	97	128

Adjusted EBITDA	22,901	23,315	91,545	102,175

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

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NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

	Three months ended Dec 31, 2013	Three months ended Dec 31, 2012	Year ended Dec 31, 2013	Year ended Dec 31, 2012

Net income (loss)	7,892	8,121	32,518	31,928
Adjust:
Unrealized (gain) on interest rate derivatives	(2,471)	(4,650)	(14,302)	(9,725)

Normalized net income	5,421	3,471	18,216	22,203

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

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•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

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Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,				Year ended December 31,
	2013		2012		2013		2012

Operating Revenues
Time charter revenue		$36,056		$36,168		$143,212		$153,205

Operating Expenses
Vessel operating expenses		11,748		11,515		46,048		45,588
Depreciation		10,095		10,066		40,385		40,343
General and administrative		1,486		1,454		6,030		5,784
Impairment charge		—		—		—		—
Other operating (income)		(79)		(116)		(411)		(342)

Total operating expenses		23,250		22,919		92,052		91,373

Operating Income		12,806		13,249		51,160		61,832

Non Operating Income (Expense)
Interest income		10		14		44		79
Interest expense		(4,483)		(5,091)		(18,846)		(21,178)
Realized loss on interest rate derivatives		(2,878)		(4,663)		(14,045)		(18,402)
Unrealized gain on interest rate derivatives		2,471		4,650		14,302		9,725

Income before Income Taxes		7,926		8,159		32,615		32,056

Income taxes		(34)		(38)		(97)		(128)

Net Income		$7,892		$8,121		$32,518		$31,928

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSU’s without service conditions)		47,663,934		47,556,864		47,607,750		47,500,670
Diluted		47,795,505		47,656,385		47,767,266		47,611,657

Net income per Class A common share
Basic		$0.17		$0.17		$0.68		$0.67
Diluted		$0.17		$0.17		$0.68		$0.67

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956

Net income per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

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Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2013	December 31, 2012

Assets

Cash and cash equivalents	$24,536	$26,145
Restricted cash	3	3
Accounts receivable	7,006	14,417
Prepaid expenses	5,337	795
Other receivables	115	1,165
Deferred financing costs	1,391	1,493

Total current assets	38,388	44,018

Vessels in operation	817,875	856,394
Other fixed assets	7	29
Intangible assets	95	73
Deferred financing costs	1,882	3,166

Total non-current assets	819,859	859,662

Total Assets	$858,247	$903,680

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$50,110	$50,572
Intangible liability – charter agreements	2,119	2,119
Accounts payable	1,289	5,353
Accrued expenses	6,887	5,419
Derivative instruments	8,776	12,225

Total current liabilities	69,181	75,688

Long term debt	316,256	375,104
Preferred shares	44,976	44,976
Intangible liability – charter agreements	15,812	17,931
Deferred tax liability	43	27
Derivative instruments	12,513	23,366

Total long-term liabilities	389,600	461,404

Total Liabilities	$458,781	$537,092

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,513,934 shares issued and outstanding (2012 – 47,481,864)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2012 – 7,405,956)	74	74

Additional paid in capital	352,676	352,316
Retained earnings	46,241	13,723

Total Stockholders’ Equity	399,466	366,588

Total Liabilities and Stockholders’ Equity	$858,247	$903,680

12

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Cash Flows from Operating Activities
Net income	$7,892	$8,121	$32,518	$31,928

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	10,095	10,066	40,385	40,343
Amortization of deferred financing costs	381	337	1,386	1,250
Change in fair value of certain derivative instruments	(2,471)	(4,650)	(14,302)	(9,725)
Amortization of intangible liability	(530)	(530)	(2,119)	(2,119)
Settlements of hedges which do not qualify for hedge accounting	2,878	4,663	14,045	18,402
Share based compensation	75	82	360	460
(Increase) decrease in other receivables and other assets	(2,659)	(7,282)	3,836	(810)
Increase (decrease) in accounts payable and other liabilities	2,804	4,063	(1,772)	3,958
Unrealized foreign exchange (gain) loss	(3)	(1)	7	11

Net Cash Provided by Operating Activities	18,462	14,869	74,344	83,698

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(2,878)	(4,663)	(14,045)	(18,402)
Cash paid for other fixed assets	(2)	—	(2)	—
Cash paid to acquire intangible assets	(43)	—	(43)	—
Cash paid for drydockings	54	(1,184)	(2,553)	(5,914)

Net Cash Used in Investing Activities	(2,869)	(5,847)	(16,643)	(24,316)

Cash Flows from Financing Activities
Repayment of debt	(17,909)	(11,080)	(59,310)	(57,936)
Issuance costs of debt	—	(1,115)	—	(1,115)
Variation in restricted cash	—	—	—	3,024
Repayment of preferred shares	—	—	—	(3,024)

Net Cash Used in Financing Activities	(17,909)	(12,195)	(59,310)	(59,051)

Net (Decrease) Increase in Cash and Cash Equivalents	(2,316)	(3,173)	(1,609)	331

Cash and Cash Equivalents at start of Period	26,852	29,318	26,145	25,814

Cash and Cash Equivalents at end of Period	$24,536	$26,145	$24,536	$26,145

Supplemental information

Total interest paid	$3,941	$4,691	$18,782	$20,105

Income tax paid	$19	$19	$78	$69

13

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2013

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		December 31, 2013	December 31, 2012
	Note
Assets

Cash and cash equivalents		$24,536	$26,145
Restricted cash		3	3
Accounts receivable		7,006	14,417
Prepaid expenses	6	5,337	795
Other receivables		115	1,165
Deferred financing costs		1,391	1,493

Total current assets		38,388	44,018

Vessels in operation	4	817,875	856,394
Other fixed assets		7	29
Intangible assets	5	95	73
Deferred financing costs		1,882	3,166

Total non-current assets		819,859	859,662

Total Assets		$858,247	$903,680

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	7	$50,110	$50,572
Intangible liability – charter agreements		2,119	2,119
Accounts payable		1,289	5,353
Accrued expenses		6,887	5,419
Derivative instruments	11	8,776	12,225

Total current liabilities		69,181	75,688

Long term debt	7	316,256	375,104
Preferred shares	10	44,976	44,976
Intangible liability – charter agreements		15,812	17,931
Deferred tax liability		43	27
Derivative instruments	11	12,513	23,366

Total long-term liabilities		389,600	461,404

Total Liabilities		$458,781	$537,092

Commitments and contingencies	9	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,513,934 shares issued and outstanding (2012 – 47,481,864)	10	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2012 – 7,405,956)	10	74	74

Additional paid in capital		352,676	352,316
Retained earnings		46,241	13,723

Total Stockholders’ Equity		399,466	366,588

Total Liabilities and Stockholders’ Equity		$858,247	$903,680

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,				Year ended December 31,
		2013		2012		2013		2012
	Note

Operating Revenues
Time charter revenue			$36,056		$36,168		$143,212		$153,205

Operating Expenses
Vessel operating expenses			11,748		11,515		46,048		45,588
Depreciation	4		10,095		10,066		40,385		40,343
General and administrative			1,486		1,454		6,030		5,784
Other operating (income)			(79)		(116)		(411)		(342)

Total operating expenses			23,250		22,919		92,052		91,373

Operating Income			12,806		13,249		51,160		61,832

Non Operating Income (Expense)
Interest income			10		14		44		79
Interest expense			(4,483)		(5,091)		(18,846)		(21,178)
Realized loss on interest rate derivatives	11		(2,878)		(4,663)		(14,045)		(18,402)
Unrealized gain on interest rate derivatives	11		2,471		4,650		14,302		9,725

Income before Income Taxes			7,926		8,159		32,615		32,056

Income taxes			(34)		(38)		(97)		(128)

Net Income			$7,892		$8,121		$32,518		$31,928

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSU’s without service conditions)	13		47,663,934		47,556,864		47,607,750		47,500,670
Diluted	13		47,795,505		47,656,835		47,767,266		47,611,657

Net income per Class A common share
Basic (including RSU’s without service conditions)	13		$0.17		$0.17		$0.68		$0.67
Diluted	13		$0.17		$0.17		$0.68		$0.67

Weighted average number of Class B common shares outstanding
Basic and diluted	13		7,405,956		7,405,956		7,405,956		7,405,956

Net income per Class B common share
Basic and diluted	13	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
		2013	2012	2013	2012
	Note

Cash Flows from Operating Activities
Net income		$7,892	$8,121	$32,518	$31,928

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	4	10,095	10,066	40,385	40,343
Amortization of deferred financing costs		381	337	1,386	1,250
Change in fair value of certain derivative instruments	11	(2,471)	(4,650)	(14,302)	(9,725)
Amortization of intangible liability		(530)	(530)	(2,119)	(2,119)
Settlements of hedges which do not qualify for hedge accounting	11	2,878	4,663	14,045	18,402
Share based compensation	12	75	82	360	460
(Increase) decrease in other receivables and other assets		(2,659)	(7,282)	3,836	(810)
Increase (decrease) in accounts payable and other liabilities		2,804	4,063	(1,772)	3,958
Unrealized foreign exchange (gain) loss		(3)	(1)	7	11

Net Cash Provided by Operating Activities		18,462	14,869	74,344	83,698

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	11	(2,878)	(4,663)	(14,045)	(18,402)
Cash paid for other fixed assets		(2)	—	(2)	—
Cash paid to acquire intangible assets		(43)	—	(43)	—
Cash paid for drydockings		54	(1,184)	(2,553)	(5,914)

Net Cash Used in Investing Activities		(2,869)	(5,847)	(16,643)	(24,316)

Cash Flows from Financing Activities
Repayment of debt		(17,909)	(11,080)	(59,310)	(57,936)
Issuance costs of debt		—	(1,115)	—	(1,115)
Variation in restricted cash	10	—	—	—	3,024
Repayment of preferred shares	10	—	—	—	(3,024)

Net Cash Used in Financing Activities		(17,909)	(12,195)	(59,310)	(59,051)

Net (Decrease) Increase in Cash and Cash Equivalents		(2,316)	(3,173)	(1,609)	331
Cash and Cash Equivalents at start of Period		26,852	29,318	26,145	25,814

Cash and Cash Equivalents at end of Period		$24,536	$26,145	$24,536	$26,145

Supplemental information

Total interest paid		$3,941	$4,691	$18,782	$20,105

Income tax paid		$19	$19	$78	$69

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Stockholders’ Equity

Balance at December 31, 2011	54,869,934	$549	$351,856	$(18,205)	$334,200

Restricted Stock Units (note 12)	—	—	460	—	460
Class A Shares issued (note 10)	17,886	—	—	—	—
Net income for the period	—	—	—	31,928	31,928

Balance at December 31, 2012	54,887,820	$549	$352,316	$13,723	$366,588

Restricted Stock Units (note 12)	—	—	360	—	360
Class A Shares issued (note 10)	32,070	—	—	—	—
Net income for the period	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	$549	$352,676	$46,241	$399,466

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships. All vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at December 31, 2013 ranging from 0.30 to 12.00 years (see note 8).

The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years) (3)	Daily Charter Rate
Ville d’Orion (4)	4,113	1997	December 2007	0.30	$7,000
Ville d’Aquarius (4)	4,113	1996	December 2007	0.30	$7,000
CMA CGM Matisse	2,262	1999	December 2007	3.00	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	3.00	$18,465
Delmas Keta	2,207	2003	December 2007	4.00	$18,465
Julie Delmas	2,207	2002	December 2007	4.00	$18,465
Kumasi	2,207	2002	December 2007	4.00	$18,465
Marie Delmas	2,207	2002	December 2007	4.00	$18,465
CMA CGM La Tour	2,272	2001	December 2007	3.00	$18,465
CMA CGM Manet	2,272	2001	December 2007	3.00	$18,465
CMA CGM Alcazar	5,089	2007	January 2008	7.00	$33,750
CMA CGM Château d’lf	5,089	2007	January 2008	7.00	$33,750
CMA CGM Thalassa	11,040	2008	December 2008	12.00	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	9.00	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	9.00	$25,350
CMA CGM America	4,045	2006	December 2008	9.00	$25,350
CMA CGM Berlioz	6,621	2001	August 2009	7.75	$34,000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at December 31, 2013. Plus or minus 90 days, other than Ville d’Orion and Ville d’Aquarius, at charterer’s option.
(4)	New charters commenced on May 1, 2013 and will expire on April 30, 2014 plus or minus 30 days at charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

(i)	Counterparty risk

All of the Company’s vessels are chartered to CMA CGM and payments to the Company under the charters are currently its sole source of operating revenue. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry is volatile and is currently experiencing a cyclical downturn and many container shipping companies have reported losses.

On February 12, 2013 CMA CGM announced it had finalised a financial restructuring, having reached agreement with its banks regarding a restructuring of their debt and a new covenant package taking into account the volatile nature of the container shipping industry. Other parts of this restructuring have been the French Fonds Strategique d’Investissement investment of $150 million in bonds redeemable for shares (completed June 2013) and an additional investment by the Yildrim Group of $100 million, also for bonds redeemable for shares.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at December 31, 2013, one period of charterhire, due on December 16, 2013, was outstanding amounting to $6,184. This was received in January 2014. As at close of business on February 7, 2014, the latest practicable date prior to the issuance of these consolidated financial statements, one period of charterhire, due on February 1, 2014 amounting to $5,797 was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

(ii)	Credit Facility

A further consequence of the current cyclical downturn is that there have been declines in charter free market values of containerships. Under the terms of the Company’s credit facility, the Leverage Ratio, being the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels, cannot exceed 75%.

As the Company anticipated that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it agreed with its lenders on November 13, 2012, to a further waiver, for two years, of the requirement to perform the Leverage Ratio test. The next scheduled test will be December 1, 2014. As a result of the waiver, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheet and the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. On February 10, 2014 the Company agreed with the lenders under the Credit Facility an extension to the waiver from the requirement to test the Leverage Ratio. The next scheduled test will be as at May 1, 2015. All other terms of the waiver are unchanged.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2012 filed with the Securities and Exchange Commission on April 12, 2013 in the Company’s Annual Report on Form 20-F.

Impairment Testing

The decline in charter free vessel values referred to in note 2(b)(ii) was seen as an indicator of potential impairment of the carrying value of the Company’s vessels as at December 31, 2012. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed as at that date. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts and accordingly no impairment was recognised.

The agreement of new charters with effect from May 1, 2013 of two of the Company’s vessels at rates below the previous rates was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at March 31, 2013. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at March 31, 2013 and accordingly no impairment was recognised.

Due to continuing poor industry conditions, a further impairment test on a vessel by vessel basis was performed as at December 31, 2013. No impairment has been recognised as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Recently issued accounting standards

In January 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (Topic 210) that clarified a previous update issued in 2011 in respect of disclosure of offsetting assets and liabilities. The amendment is effective for annual and interim periods beginning on or after January 1, 2013. The adoption of this update has led to minor disclosure amendments.

In February 2013, FASB issued an update amending certain requirements for the reporting of joint and several liability arrangements (Topic 405). A reporting entity will be required to make increased disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendment is effective for annual and interim periods beginning on or after December 15, 2013 and early adoption is permitted. The adoption of this update has led to minor disclosure amendments.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2013	December 31, 2012

Cost	$1,014,473	$1,014,367
Accumulated Depreciation	(196,598)	(158,205)
Drydock in progress	—	232

Net book value	$817,875	$856,394

5.	Intangible Assets

	December 31, 2013	December 31, 2012

Software development
Opening balance	$73	$92
Additions	43	—
Depreciation	(21)	(19)

Closing balance	$95	$73

6.	Prepaid Expenses

Prepaid expenses as at December 31, 2013 includes $4,800 (2012: nil) costs incurred in connection with the Company’s refinancing project.

7.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate until October 2012, when it transferred its exposure to OCM Starfish Debtco S.àr.l. In February 2013, one member of the syndicate novated part of their commitment to the following funds: FPA Hawkeye-7 Fund, FPA Crescent Fund, FPA Hawkeye Fund and FPA Value Partners Fund.

Amounts borrowed under the credit facility bear interest at U.S. dollar LIBOR plus a margin of 2.50%, 3.00% or 3.50% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels), determined at the end of April, May, August and November each year with updated valuations to be obtained for the tests at the end of April and November.

The Leverage Ratio is not permitted to exceed 75%.

Further to an amendment to the credit facility agreed in August 2009, between June 30, 2010 and April 30, 2011, borrowings under the credit facility were repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, a repayment of $13,816 was made on March 31, 2011.

At April 30, 2011 the Leverage Ratio was less than 75% and greater than 65%. Accordingly, from that date (i) interest margin paid on borrowings was 3.00% (ii) repayments of borrowings were fixed at $10,000 per quarter, and (iii) the Company was able to make dividend payments to common shareholders, although no such dividends were paid. On this basis, further repayments of $10,000 were made on both June 30, 2011 and September 30, 2011.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long-Term Debt (continued)

Due to the downturn after April 2011 in charter free market values of containerships, on November 30, 2011 the Company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. Accordingly from November 30, 2011 (i) the interest margin on borrowings reverted to 3.50% (ii) quarterly repayments of borrowings to be made in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis, and (iii) the Company was unable to make dividend payments to common shareholders. On this basis, repayments were made of $15,341 on December 31, 2011 and $11,788 on March 30, 2012.

As the Company anticipated, due to continuing poor industry conditions, that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it agreed with its lenders on November 13, 2012, to a further waiver, for two years, of the requirement to perform the Leverage Ratio test. Accordingly, the next scheduled test was to be December 1, 2014. In the waiver period, the fixed interest margin to be paid over U.S. dollar LIBOR is 3.75%, repayments are based on cash flow, as in the previous waiver, and dividends on common shares cannot be paid.

On February 10, 2014 the Company agreed with its lenders to extend the current waiver period through to April 30, 2015, with May 1, 2015 being the date of the next Leverage Ratio test. The current waiver terms and conditions will continue through the extension period. During the waiver period, including the extension, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheets. repayments of the credit facility were made of $11,080 on December 31, 2012, $14,800 on March 28, 2013, $10,797 on June 28, 2013, $15,803 on September 30, 2013 and $17,909 on December 30, 2013.

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

The credit facility is secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The Company, along with all of its subsidiaries, is jointly and severally liable for the total amount of the outstanding credit facility. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long-term debt is summarized as follows:

	December 31, 2013	December 31, 2012

Credit facility, at LIBOR USD + 3.50% to 3.75%	$366,366	$425,676
Less current instalments of long-term debt	(50,110)	(50,572)

	$316,256	$375,104

Based on (i) management’s reasonable estimate of cash flows from January 1, 2014 and (ii) the waiver of the requirement to test the Leverage Ratio until May 1, 2015 at which point it is assumed to be less than 75% meaning that the Company will be able to comply with the leverage ratio covenant at its next measurement date, the estimated repayments in each of the relevant periods are as follows:

Year ending December 31,

2014	$50,110
2015	43,761
2016	272,495

$366,366

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2013 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2013	December 31, 2012

Amounts due to CMA CGM companies presented within current liabilities	$1,969	$7,077

Amounts due from CMA CGM companies presented within current assets	$7,006	$14,413

CMA CGM charters all of the Company’s vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2013 and December 31, 2012 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to December 31, 2013, the Company incurred costs in respect of dividends on these preferred shares of $259 (2012: $272). Costs during the year to December 31, 2013 were $1,037 (2012: $1,161).

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2013 of between 0.3 and 12.0 years. All the $912,140 maximum contracted future charter hire receivable for the fleet set out in note 8 relates to the 17 vessels currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap, depending on the vessel, of between $5.4 and $8.8 per day per vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and year ended December 31, 2013 amounted to $484 (2012: $484) and $1,938 (2012: $1,938) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted future annual charter hire receivable (not allowing for any offhire and assuming expiry at the midpoint between the earliest and latest possible end dates) for the fleet of 17 vessels as at December 31, 2013 is as follows:

Year ending December 31,	Fleet as at December 31, 2013

2014	137,632
2015	135,952
2016	135,013
2017	107,811
2018	82,034
Thereafter	313,698

$912,140

10.	Share Capital

At December 31, 2013 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. The last quarter for which a dividend was paid was fourth quarter 2008. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 12).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They are classified as a long-term liability. The dividend that preferred shareholders are entitled to is presented as part of interest expense.

On September 1, 2013, 6,188,088 Class A Warrants which were convertible to Class A common shares at a price of $9.25 expired without being exercised.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company has entered into interest rate swap agreements to manage the exposure to interest rate variability. As of December 31, 2013 a total of $277,000 of these interest rate swap agreements were in place, at a weighted average rate of 3.82%. These interest rate swap agreements are secured by first priority mortgages on each of the Company’s 17 vessels and rank secondary to the long-term debt (see note 7). None of the Company’s interest rate agreements qualify for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statements of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the consolidated statements of income. In addition, the interest rate derivatives are “marked to market” at each reporting period end and are recorded at fair values. This generates unrealized gains or losses. The unrealized gain on interest rate derivatives for the three months ended December 31, 2013 was $2,471 (2012: $4,650 gain). The unrealised gain on interest rate derivatives for the year ended December 31, 2013 was $14,302 (2012: $9,725 gain).

Derivative instruments held by the Company are categorized as level 2 in the fair value hierarchy. As at December 31, 2013, these derivatives represented a liability of $21,289 (December 31, 2012: $35,591). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

12.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant	Actual Fair Value on Vesting
	Management	Directors	Date	Date

Unvested as at January 1, 2012	150,000	17,886	$3.40	n/a
Vested in January 2012	—	(17,886)	6.15	1.75
Granted on March 13, 2012	75,000	32,070	3.43	n/a

Unvested as at December 31, 2012	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statements of income over the vesting period. During the three months and year ended December 31, 2013, the Company recognized a total of $75 (2012: $82) and $360 (2012: $460) share based compensation cost respectively. As at December 31, 2013, there was a total of $252 unrecognized compensation cost relating to the above share based awards (December 31, 2012: $260). The remaining cost is expected to be recognized over a period of 21 months.

The restricted stock units granted to Directors on March 17, 2011 and March 13, 2012 vested in January 2012 and January 2013 respectively. The restricted stock units granted to Directors on March 7, 2013 will vest in January 2014.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Share-Based Compensation (continued)

The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

13.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months and year ended December 31, 2013, no dividend was declared (2012: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2013, there were 327,550 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2013. As of December 31, 2013 only Class A and B common shares are participating securities.

For the three months ended December 31, 2013 and December 31, 2012 and the years ended December 31, 2013 and December 31, 2012, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

13.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Class A common shares
Weighted average number of common shares outstanding (B)	47,513,934	47,481,864	47,513,846	47,481,766
Weighted average number of RSU’s without service conditions (note 12) (B)	150,000	75,000	93,904	18,904
Dilutive effect of share-based awards	131,571	99,971	159,516	110,987

Common shares and common share equivalents (F)	47,795,505	47,656,835	47,767,266	47,611,657

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income available to shareholders	$7,892	$8,121	$32,518	$31,928

Available to:
- Class A shareholders for period	$7,892	$8,121	$32,518	$31,928
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net income available for Class A (A)	$7,892	$8,121	$32,518	$31,928
Net income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$0.17	$0.17	$0.68	$0.67
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net income available to shareholders	$7,892	$8,121	$32,518	$31,928

Available to:
- Class A shareholders for period	$7,892	$8,121	$32,518	$31,928
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net income available for Class A (E)	$7,892	$8,121	$32,518	$31,928
Net income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$0.17	$0.17	$0.68	$0.67
Class B (G/H)	—	—	—	—

14.	Subsequent Events

On January 31, 2014, the Company received notice from CMA CGM that it has reserved its right to redeliver CMA CGM Ville d’Orion and CMA CGM Ville d’Aquarius between April 1 and April 15, 2014 on the expiration of the existing charters.

One of the cranes on-board CMA CGM Julie Delmas was found to be damaged in January 2014 and is out of service. The Company has agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day, to reflect the diminished performance of the vessel, for as long as the crane is not operational, which could be as long as several months.

On February 10, 2014 the Company agreed with the lenders under the Credit Facility an extension to the waiver from the requirement to test the Leverage Ratio. The next scheduled test will be as at May 1, 2015. All other terms of the waiver are unchanged. See note 2(b)(ii).

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